Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 7 February 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                  INCREASED PRE-CONDITIONAL OFFER TO BE MADE BY
                          MERRILL LYNCH AND UBS WARBURG
                                FOR P&O PRINCESS

Carnival today announces that it will make an Increased Offer to acquire the whole of the issued and to be issued share capital of P&O Princess, subject to satisfaction of the Voting Pre-condition.

The Increased Offer will comprise 0.3004 Carnival Shares for each P&O Princess Share. Based on the New York Stock Exchange closing price of a Carnival Share of $25.86 on 6 February 2002, the last business day prior to the date of this announcement, and an exchange rate of $1:(pound)0.708, the Increased Offer values each P&O Princess Share at 550 pence and the issued ordinary share capital of P&O Princess at approximately (pound)3.8 billion. The Partial Cash Alternative remains at 250 pence per P&O Princess Share. The terms of the Partial Cash Alternative and the Additional Cash Election will be amended to reflect the terms of the Increased Offer.

The Increased Offer will be pre-conditional on Carnival having announced by no later than 1.00 p.m. (GMT) on Friday 8 February 2002 that it has received indications from shareholders holding or persons controlling in aggregate at least 103,894,849 P&O Princess Shares, representing at least 15 per cent. of the issued ordinary share capital of P&O Princess, that they intend to vote, or procure that such shares are voted, in favour of a resolution to adjourn the P&O Princess EGM, and request that such meeting be reconvened to a date no earlier than the date on which the US, EU and UK regulatory reviews for both the Royal Caribbean Proposal and Carnival's Increased Offer are completed, as appropriate, but in any event no later than 15 November 2002 (the "Voting Pre-condition").

The Voting Pre-condition cannot be waived without the consent of the Panel. The Panel has required that Carnival will not increase its Increased Offer before the commencement of the EGM on 14 February 2002, unless the terms of the Royal Caribbean Proposal are amended.

The text of the Voting Pre-condition is set out in Appendix I. All other terms, conditions and pre-conditions of the Increased Offer remain as per those of the Revised Offer announced on 30 January 2002.

ENQUIRIES:

CARNIVAL                                Telephone: +44 20 7831 3113
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the first closing date of the Increased Offer or, if later, the date on which the Increased Offer becomes, or is declared, unconditional as to acceptances or lapses. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE INCREASED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                   APPENDIX I

                   VOTING PRE-CONDITION TO THE INCREASED OFFER

The Increased Offer will be pre-conditional on Carnival having announced by no later than 1.00 p.m. (GMT) on Friday 8 February 2002 that it has received indications from shareholders holding or persons controlling in aggregate at least 103,894,849 P&O Princess Shares, representing at least 15 per cent. of the issued ordinary share capital of P&O Princess, that they intend to vote, or procure that such shares are voted, in favour of a resolution to adjourn the P&O Princess EGM, and request that such meeting be reconvened to a date no earlier than the date on which the US, EU and UK regulatory reviews for both the Royal Caribbean Proposal and Carnival's Increased Offer are completed, as appropriate, but in any event no later than 15 November 2002 (the "Voting Pre-condition").

The Panel has required that Carnival will not increase its Increased Offer before the commencement of the EGM on 14 February 2002, unless the terms of the Royal Caribbean Proposal are amended.

The Increased Offer will not be made unless the Voting Pre-condition has been satisfied by no later than 1.00 p.m. (GMT) on Friday 8 February 2002, or such later date as Carnival may, with the consent of the Panel, determine.

The Voting Pre-condition cannot be waived by Carnival without the consent of the Panel.

If the Voting Pre-condition is not satisfied, the Revised Offer will continue in force.

                                   APPENDIX II

                        SOURCES AND BASES OF INFORMATION


Share prices for Carnival and P&O Princess are taken from Bloomberg.

The $1:(pound)0.708 exchange rate is taken from Bloomberg.

References to the value of the Increased Offer for the issued ordinary share capital of P&O Princess are based upon the Carnival closing price on 6 February 2002 of $25.86 and the 692,632,324 50 cent ordinary shares in issue (by reference to the Royal Caribbean/P&O Princess Implementation Agreement).